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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16\
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2004

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972 and 333-14140 and Form S-8 Registration Statements File Nos. 333-84180, 333-932 and 333-11648.



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


                                  ATTUNITY LTD



6-K Items

1. Attunity Ltd press release re Attunity Announces Alliance with Business Objects to Deliver Real-Time Business Intelligence dated December 7, 2004.

                                                                          ITEM 1

Press Release                                                   Source: Attunity

Attunity Announces Alliance with Business Objects to Deliver Real-Time Business Intelligence

Tuesday December 7, 8:45 am ET

WAKEFIELD, Mass.--(BUSINESS WIRE)--Dec. 7, 2004--Attunity Ltd. (NASDAQ: ATTU -
News), a leading provider of enterprise data integration software, today announced an agreement with Business Objects (Nasdaq: BOBJ; Euronext Paris ISIN code: FR0004026250-BOB), the world's leading provider of business intelligence
(BI) solutions, to engage in joint technical, sales and marketing activities to provide real-time business intelligence solutions. Under the terms of the agreement, Attunity will become a member of the Business Objects Technology Partner Program.

Through a collaborative development effort, integrated support for Attunity has been built into BusinessObjects(TM) Data Integrator 6.5 to enable customers to update a data warehouse or data mart in real-time by moving only the changes to operational data sources. Attunity provides change data capture for relational and non-relational data sources and streams changes in real-time to Data Integrator, an enterprise-class batch and real-time data integration platform.

"With Data Integrator 6.5, Business Objects continues its commitment to provide customers with the most innovative and complete business intelligence solution," said Darren Cunningham, Director of Product Marketing for Business Objects. "Many of our enterprise customers house a large percentage of critical business data in mainframe and legacy systems. One of Attunity's strengths is providing seamless access to these systems, and with their real-time change data capture capabilities we allow these customers to take full advantage of the data on these systems and efficiently move to a real-time enterprise."

Attunity can also work with BusinessObjects 6.5 customers to:

o Expand the reach of business intelligence by providing pre-built native connectivity adapters to virtually any data source on any platform. By providing relational metadata for non-relational data sources like those on the mainframe, all enterprise data can be seamlessly accessed from a single data catalog.

o Achieve Enterprise Information Integration (EII) through the creation of single enterprise views of information from multiple disparate data silos in real-time. EII dramatically reduces the cost of data integration and simplifies access for Business Objects enterprise reporting users.

Joint customers are already using Attunity's solutions successfully with data integration, enterprise reporting, and query and analysis solutions from Business Objects. The two companies continue to collaborate to provide an even tighter integration between the products to further enhance ease of use, and lower total cost of ownership.


"Penske Logistics has built its business on great customer service, made possible with reliable and timely information. With Business Objects and Attunity operating in our diverse environment, we are able to perform critical tracking, tracing, and posting of tasks that support our just-in-time services. This gives us the capabilities for real-time quality control," said Peter Smith, Senior VP, Penske Logistics.

"The market for real-time business intelligence solutions is growing rapidly and Attunity is in a leadership position as we are the only vendor that can provide Enterprise Information Integration and change capture across the entire spectrum of enterprise data sources, "said Dan Potter, vice president of marketing and business development at Attunity. "Our partnership with Business Objects significantly expands Attunity's presence in the Business Intelligence market and provides compelling solutions to enterprises seeking competitive advantage from real-time information."

About Attunity Ltd.

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

More than 1000 customers are using Attunity software world-wide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP who embed Attunity software into their products and solution offerings.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, product technology developments, market acceptance of our products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, release and sales of new products by strategic resellers and customers, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in our filings with the Securities Exchange Commission, including our Form 20-FAnnual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Attunity Connect is a trademark of Attunity. Business Objects, the Business Objects logo, and BusinessObjects are trademarks or registered trademarks of Business Objects SA or its affiliated companies in the United States and other countries.


_______________

Contact:
     Attunity
     Stefan Wennik, 781-213-5218
     or
     Kyla Kenney, 617-758-4153
     kyla@famapr.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            ------------
                                              (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                Ofer Segev
                                                Chief Financial Officer


Date: December 9, 2004